UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013

Commission File Number 001-31236

TSAKOS ENERGY NAVIGATION LIMITED

(Translation of registrant’s name into English)

367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TSAKOS ENERGY NAVIGATION LIMITED

FORM 6-K

Series C Preferred Share Offering

On September 26, 2013, Tsakos Energy Navigation Limited (the “Company”) announced the pricing of its $50 million public offering (the “Offering”) of 8.875% Series C Cumulative Redeemable Perpetual Preferred Shares (“Series C Preferred Shares”) under its effective shelf registration statement on Form F-3, as amended (No. 333-184042) (the “Registration Statement”) at $25.00 per share. UBS Securities LLC and Morgan Stanley & Co. LLC acted as joint bookrunners for the Offering. Jefferies LLC acted as lead manager for the Offering. Incapital LLC and DNB Markets, Inc. acted as co-managers for the Offering. The underwriters agreed to sell the Series C Preferred Shares under the underwriting agreement described under “Underwriting Agreement” below. Under the Distribution Agency Agreement dated as of August 8, 2013, Jefferies LLC also acts as manager of the Company’s at-the-market equity sales program.

Underwriting Agreement

On September 26, 2013, the Company, entered into an underwriting agreement (the “Underwriting Agreement”) with UBS Securities LLC and Morgan Stanley & Co. LLC, as representatives of the several underwriters named therein, pursuant to which the Company agreed to sell an aggregate of 2,000,000 of its Series C Preferred Shares. Pursuant to the Underwriting Agreement, the Company also granted to the underwriters the right to purchase up to 300,000 additional Series C Preferred Shares within 30 days of the date of the Underwriting Agreement.

The offered shares were issued pursuant to the Registration Statement. The Company has filed a prospectus supplement, dated September 26, 2013, pursuant to Rule 424(b) under the Securities Act of 1933, as amended, with respect to the 2,000,000 Series C Preferred Shares, as well as the up to 300,000 additional Series C Preferred Shares issuable upon exercise by the underwriters of its option to purchase additional shares.

The foregoing description is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is included as Exhibit 1.1 to this Report on Form 6-K and is incorporated by reference herein.

Legal Opinion

In connection with the issuance of the offered shares described above, the Company received an opinion of its Bermuda counsel, Conyers Dill & Pearman Limited, which is filed as Exhibit 5.1 hereto.

Capitalization

Upon the closing of the Offering on September 30, 2013, the Company issued the 2,000,000 Series C Preferred Shares described above and received aggregate net proceeds of approximately $47.9 million, after deducting underwriting discounts and offering expenses. The Company’s (i) cash and cash equivalents, (ii) restricted cash and (iii) consolidated capitalization as of June 30, 2013, as adjusted for certain items and as further adjusted giving effect to the Offering, is set forth on Exhibit 99.1 hereto.

This Report on Form 6-K shall be incorporated by reference in the Company’s registration statement on Form F-3, as amended (File No. 333-184042), to the extent not superseded by documents or reports subsequently filed by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

1.1	Underwriting Agreement dated September 26, 2013

5.1	Opinion of Conyers Dill & Pearman Limited

23.1	Consent of Conyers Dill & Pearman Limited (included in Exhibit 5.1)

99.1	Capitalization as of June 30, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2013

TSAKOS ENERGY NAVIGATION LIMITED

By:	/s/ Nikolas P. Tsakos
Nikolas P. Tsakos
President and Chief Executive Officer